December 8, 2005


Mail Stop 4561

      VIA U.S. MAIL AND FAX (702) 214-4221

Delmar Janovec
Chief Executive Officer and Principal Financial Officer
AmeriResource Technologies, Inc.
3440 E. Russell Road
Suite 217
Las Vegas,  NV  89120

Re:	AmeriResource Technologies, Inc.
	Form 10-KSB for the year ended December 31, 2004
      Filed April 15, 2005
      File No. 0-20033

Dear Mr. Janovec:

      We have reviewed your response letter dated August 4, 2005 and have the following additional comments. As previously stated, we think you should revise your document in response to these comments.
If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In one of our comments, we have asked you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.











Form 10-KSB

Consolidated Statement of Operations, page F-5

1. We have reviewed your response to comment 1. Please provide us with your proposed revised disclosure so we can determine if we have any further comment.

Consolidated Statement of Shareholder`s Equity, page F-6

2. We have reviewed your response to comment 4. Provide us with the entry that was recorded to record these additional outstanding shares. We do not understand how rounding and fractional share adjustments resulted in an understatement of issued shares in the amount of 2.2 million shares. This represents over 7% of the shares outstanding at December 31, 2004 and well over 100% of the shares outstanding at December 31, 2002. Tell us who owns these additional
2.2 million shares. This would also result in a correction of an error and you are required to restate prior periods.

Consolidated Statement of Cash flows, page F-7

3. We have reviewed comments 5 -7 and 16. Please provide us with your proposed revised disclosure so we can determine if we have any further comments.

Nature of Business and Business Combinations, page F-8

4. We have read and reviewed your response to comment 11. You appear to indicate that you sold this investment during 2004 and are going to restate the financial statements to reflect this transaction. Please tell us whether you held an interest in Eagle Rider at December 31, 2004 and if not why have you not recorded the sale of this investment. If you still own this investment at December 31, 2004 please respond to our original comment in its entirety.

5. We have reviewed your response to comment 12 and we reissue our comment. Your response does not appear to relate to the comment that was issued. Sales, gross profit, net income (loss) from continuing operations and net income must be disclosed for equity investees, which constitute 20% or more of a registrant`s consolidated assets, equity or income from continuing operations.

6. We have read and reviewed your response to comment 13. Please address the following points in your response:

* Tell us if RoboServer Systems Corporation is a public company
* Tell us where the restricted common stock is recorded in your balance sheet
* You disclose that the purchase price of RoboServer was determined arbitrarily but in your response you state that the purchase price was determined by the value of consideration given in the original transaction. Please clarify and cite the specific accounting guidance relied upon on determining the value recorded.
* In your response you indicate that you became a majority shareholder in RoboServer after the transactions but later indicate that you own less than 50% of the voting control of RoboServer. Please tell us what you mean by majority shareholder. Tell us if you have considered the provisions of FIN 46 to determine if RoboServer is a variable interest entity.
* Tell us how you determined to record your investment in RoboServer in accordance with SFAS 115. Is the investment considered held to maturity, available for sale or trading? Tell us how this was determined.
* Tell us how you determined that this investment should not be recorded as an equity method investment in accordance with APB 18 as it appears that you exercise significant influence over operating and financial policies. Equity method is usually presumed when you hold
20% to 50% of an investee.
* Tell us the percentage owned at December 31, 2004.

7. We have reviewed your response to comment 14. Please tell us what the company acquired during the first quarter of 2005 that allowed the company to consolidate RoboServer that the company did not own during 2004. Also, address all of the points to the above comment.

Item 8A. Controls and Procedures

8. Tell us how your principal executive officer and principal financial officer concluded that the disclosure controls and procedures were effective as of December 31, 2004 when it appears that you have multiple errors included in your financial statements which will result in restatement.

*    *    *    *

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact James Webster, Staff Accountant, at (202)
551-
3446 or me, at (202) 551-3486 if you have questions.

						Sincerely,



Daniel L. Gordon
Accounting Branch Chief
AmeriResource Technologies, Inc.
December 8, 2005


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